Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

May 30, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Mr. Raymond Be

Re:	OSI ETF Trust ("Registrant")
File Nos. 333-212418; 811-23167

Dear Mr. Be:
On behalf of the Registrant, below are the Registrant's responses to the comments you provided to us telephonically with regard to Post-Effective Amendment No. 5 to the Registrant's Registration Statement on Form N-1A (the "Registration Statement"), filed with the U.S. Securities and Exchange Commission ("SEC") on March 16, 2018 (Accession No. 0001680359-18-000116) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, relating to the registration of the following five new series (each, a "Fund" and collectively, the "Funds"):
O'Shares U.S. Large Cap Quality Growth ETF
O'Shares U.S. Small Cap Quality Growth ETF
O'Shares Global Internet Giants ETF
O'Shares Quality Robotics and Artificial Intelligence ETF (formerly, O'Shares Robotics Quality Growth ETF)
O'Shares Quality Artificial Intelligence ETF (formerly, O'Shares Artificial Intelligence Growth ETF)

Below we have provided your comments (in bold) and the Registrant's response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
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Prospectus

General

1.	Comment:
We note that each Fund's Target Index methodology documentation references an "Index Committee." Please supplementally describe: 1) any affiliation between the members of the Index Committee(s) and the Funds, the Funds' investment adviser or investment sub-adviser; and 2) the role of the Index Committee in determining the composition of each Target Index. Specifically, to the extent the relevant Index Committee retains discretion with respect to the selection of the constituent securities of a Fund's Target Index, please explain how such discretion is consistent with the requirements of the Funds' exemptive relief.

Response:
A majority of the Index Committee members will not be affiliated with the Funds, the Funds' investment adviser or investment sub-adviser.  The Index Committee does not retain discretion with respect to the selection of the constituent securities of a Fund's Target Index and, therefore, references in the index methodology documentation to such discretion have been removed.  The Index Committee's role is to ensure that the index rules are correctly applied.  The Registrant confirms that the Target Indexes are rules-based, consistent with the Trust's exemptive relief.

2.		Please note that comments to one section of the Registration Statement apply to disclosure throughout.

	Response:	The Registrant will incorporate appropriate changes throughout the Registration Statement in response to all comments received.

Principal Investment Strategies, pages 1-2

3.	Comment:
Please disclose that each Fund's Target Index is created and sponsored by an affiliate of the Fund and disclose the nature of the affiliation. Regarding the definition of "Index Provider," please advise the staff as to whether the Adviser, as the Index Provider, will be responsible for ongoing maintenance and administration of the Target Index. Please also supplementally explain the extent to which the Adviser will be able to exercise discretion over the parameters and/or implementation of the Target Index. The staff notes that there will be a third-party Calculation Agent. Please describe any restrictions on communications between the Adviser and/or portfolio managers of the Funds and the Calculation Agent.

Response:
The requested disclosure has been added. The Registrant confirms that the Funds' third-party Calculation Agent, S-Network Global Indexes Inc. ("S-Network"), and not the Adviser, will calculate and maintain the Target Indexes. The Registrant further confirms that each Target Index is constructed pursuant to a rules-based methodology, consistent with the Trust's exemptive relief. Specifically, the Adviser, including in its capacity as Index Provider, is not responsible for the ongoing maintenance and administration of the Target Index and does not retain discretion with respect to the implementation of the Target Index or Target Index constituents. In addition, the Registrant notes that the Funds are sub-advised by Vident Investment Advisory, LLC (the "Sub-Adviser") and the Funds' portfolio manager is the President and Co-Founder of the Sub-Adviser.  The Sub-Adviser and the Funds' portfolio manager are not affiliated with the Adviser or S-Network. Additionally, the offices of the Sub-Adviser and the Adviser are physically separate. Changes to an Underlying Index will not be communicated to the Sub-Adviser or the Funds' portfolio manager in advance of such information being made publicly available.  The Registrant has supplementally provided index methodology documentation detailing the construction and administration of each Fund's Target Index. Please see the index methodology documentation for additional detail.

4.	Comment:
In the second paragraph on page 2, please explain in plain English what "float-adjusted market capitalization" means. Please also describe in additional detail the "constraints for diversification, capacity and industry" referenced in the same paragraph.

	Response:	The disclosure has been revised as requested.

5.	Comment:
In the third paragraph on page 2, please revise the statement regarding the Fund's use of replication strategy or representative sampling strategy to more closely align with the terms of the Funds' exemptive relief.

	Response:	In response to this comment, the following disclosure has been added:

The Fund may use a representative sampling strategy when a replication strategy might be detrimental to shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the U.S. Target Index (e.g., where the U.S. Target Index contains component securities too numerous to efficiently purchase or sell); or, in certain instances, when a component security of the U.S. Target Index becomes temporarily illiquid, unavailable or less liquid. The Fund may also use a representative sampling strategy to exclude less liquid component securities contained in the U.S. Target Index from the Fund's portfolio in order to create a more tradable portfolio and improve arbitrage opportunities.

6.	Comment:	Please disclose the number of constituents in each Fund's Target Index.

	Response:	The requested disclosure has been added.

Fees and Expenses, page 2

7.	Comment:
In light of the Funds' investments in the securities of other investment companies, including exchange-traded funds ("ETFs"), please clarify whether Acquired Fund Fees and Expenses ("AFFE") will be more than 0.01% of a Fund's average net assets and, if so, include a line item in the fee table disclosing the AFFE expected to be incurred by the Fund.

	Response:	AFFE for each Fund is currently estimated to be less than 0.01% of the Fund's average net assets. Therefore, an AFFE line item has not been included in any Fund's fee table.

Principal Investment Risks, pages 2-4

8.	Comment:	If the Fund's Target Index is anticipated to be concentrated in any specific industries, please identify those industries and add corresponding risk disclosure.

	Response:	The requested disclosure has been added, as applicable.

9.	Comment:
With respect to the "Index-Related Risk," it appears that the second paragraph describes risks related to the Index Provider, rather than indexing strategies generally. Consider revising the risk disclosure to present these two risk factors separately. Additionally, if true, add risk disclosure indicating that the Target Index is new.

Response:
The Registrant has added a sub-heading to the above-cited disclosure to indicate that it describes risks related to the Index Provider. In addition, the Registrant has added disclosure indicating that the Target Index is new, as requested.

10.	Comment:	With respect to the "Multifactor Risk," please clarify what is meant by "specific factor exposures."

	Response:	In response to this comment, the disclosure has been revised as follows:

Multifactor Risk. The Target Index, and thus the Fund, seeks to achieve specific factor exposures identified in the Fund's principal investment strategies above.  There can be no assurance that targeting exposure to such factors will enhance the Fund's performance over time, and targeting exposure to certain factors may detract from performance in some market environments.  There is no guarantee the Index Provider's methodology will be successful in creating an index that achieves the specific factor exposures identified above.

O'Shares U.S. Small Cap Quality Growth ETF

11.	Comment:	Please note the applicability of the comments provided above and revise the Fund's disclosure accordingly.

	Response:	The Registrant confirms all applicable changes in response to above comments will be incorporated for each Fund.

12.	Comment:
The staff notes that the Fund's Target Index is comprised of securities of "publicly listed small and mid-capitalization issuers." Consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), please reconcile the use of "Small Cap" in the Fund's name with the Fund's policy to invest, under normal market conditions, 80% of its total assets in the components of the Target Index.

	Response:	The Fund's principal investment strategies have been revised as follows:

The Target Index is designed to reflect the performance of publicly-listed small ~~and mid-~~capitalization issuers in the United States exhibiting quality and growth characteristics as determined by O'Shares Investment Advisers, LLC (the "Index Provider"). The Target Index is constructed using a proprietary, rules-based methodology designed to select equity securities from ~~2500~~ 2000 U.S. small ~~and mid-~~capitalization stocks (defined as the 1001st through 3000th largest U.S. companies ~~largest 3000 U.S. stocks~~ by market capitalization~~, excluding the largest 500~~) ....

O'Shares Global Internet Giants ETF

13.	Comment:
Consistent with the staff's position regarding the use of the word "Global" in the Fund's name, please expressly describe how the Fund will invest its assets in investments that are tied to a number of countries throughout the world. For example, the Fund could include a policy to invest significantly in (e.g., at least 40% of the Fund's net assets) investments that are tied to countries other than the United States.

Response:
Pursuant to the Fund's Target Index methodology, the Fund invests in a number of countries across the Asia Pacific, North American and European regions. In response to the staff's comment, the Fund has added disclosure specifying the countries included in the Target Index as of a recent date.

14.	Comment:	Regarding the use of the term "Giants" in the Fund's name, please clarify whether the term "Giants" is intended to refer to large capitalization issuers generally, or within the internet industry.

	Response:	The Fund's disclosure has been revised as follows:

The Target Index is constructed using a proprietary, rules-based methodology designed to select equity securities from 2500 ~~large capitalization~~ global stocks in two main business segments, Internet Technology and Internet Commerce…. The universe of eligible securities includes the 1000 largest U.S. listed companies, the 500 largest European companies, the 500 largest Pacific basin companies and the 500 largest emerging market companies, measured by market capitalization. Constituents of the Fund's Target Index must derive at least 50% of their revenues from internet technology and/or internet commerce.

Principal Investment Strategies, page 12

15.	Comment:
The Fund's investment strategy disclosure provides in relevant part: "[t]he selection criteria include requirements for industry participation, minimum capitalization (adjusted for free float), minimum price and minimum average daily trading volume." Please explain what "industry participation" means in this context.

	Response:	The term "industry participation" has been deleted from the above-cited disclosure.

16.	Comment:
The Fund is classified as "non-diversified" under 1940 Act. Please explain why this is the case (e.g., does the Target Index methodology include certain numerical criteria that would result in the Fund being non-diversified per se?).

	Response:	The Fund's Target Index methodology does not include parameters dictating diversification under the 1940 Act. Accordingly, the Fund is classified as "non-diversified" under the 1940 Act.

Principal Investment Risks, pages 1-2

17.	Comment:
With respect to the Fund's "Concentration Risk" disclosure, please indicate whether the Fund will be concentrated per se in a particular industry, given its name. If so, please add corresponding principal investment strategy and risk disclosure, or explain why the Fund reserves the freedom to concentrate.

	Response:	The disclosure has been revised as requested.

18.	Comment:	Please confirm whether "Small and Mid-Capitalization Risk" is a principal risk of the Fund.

	Response:	The constituents of the Fund's Target Index may include smaller or mid-capitalization companies in certain markets. Accordingly, the Registrant believes the disclosure is appropriate.

O'Shares Quality Robotics and Artificial Intelligence ETF

19.	Comment:
It is the staff's position that a Fund that includes the word "Robotics" and/or "Artificial Intelligence" in its name is required to adopt a policy to invest 80% of its net assets in the types of investments suggested by its name (i.e., companies that generate at least 50% of their revenues from artificial intelligence and/or robotics technology, as applicable), in accordance with Rule 35d-1. Please revise the Fund's principal investment strategies accordingly.

Response:
The Registrant notes that 80% of the Target Index is comprised of companies that derive at least 50% of their revenues from artificial intelligence and/or robotics technology, consistent with the staff's position outlined above. The Fund, in turn, seeks to track the performance of the Target Index.

Principal Investment Strategies, page 17

20.	Comment:
The second paragraph indicates that the Fund's Target Index includes companies "engaged in robotics related business activities." Please explain what this means, and clearly describe the nexus between companies included in the Target Index and robotics technology.

	Response:	The disclosure has been revised to specify that 80% of the companies included in the Target Index derive at least 50% of their revenues from artificial intelligence and/or robotics technology.

O'Shares Quality Artificial Intelligence ETF

21.	Comment:	Please see comment 19 above, and revise the Fund's disclosure accordingly.

	Response:	The disclosure has been revised to specify that 80% of the companies included in the Target Index derive at least 50% of their revenues from artificial intelligence technology.

Principal Investment Strategies, pages 23-24

22.	Comment:	Please describe in additional detail the "Direct Revenue" and "Enabled Revenue" categories identified in the Fund's principal investment strategies.

	Response:	The above-referenced disclosure has been removed.

O'Shares Global Internet Giants ETF, O'Shares Robotics Quality Growth ETF and O'Shares Artificial Intelligence Growth ETF

23.	Comment:
Each Fund's "Quality Stocks Risk" provides that "[q]uality investing entails investing in securities of companies with high returns on equity, stable earnings per share growth, and low financial leverage." Please conform the description of "quality" investments in the Funds' principal investment strategies and principal risks disclosure (e.g., we note that the Funds' principal investment strategies define the "quality" factor as "determined primarily by 'cash burn rate', the monthly rate that a company uses shareholder capital.").

	Response:	The "Quality Stocks Risk" has been revised as requested.

All Funds, Statutory Prospectus

24.	Comment:
On page 30, the prospectus indicates the Funds will have an independent, third-party calculation agent. Please clarify whether the calculation agent is affiliated with the Fund, the Adviser or any other relevant parties.

	Response:	The Registrant confirms that the Calculation Agent is not affiliated with the Funds, Adviser or Sub-Adviser.

25.	Comment:	Please incorporate changes made in response to all comments to the summary prospectuses to corresponding disclosure in the statutory section, as applicable.

	Response:	The statutory prospectus has been revised to reflect changes per comments to the summary sections, as applicable.

26.	Comment:	The prospectus states on page 39:

"Apart from scheduled rebalances, the Index Provider/index calculation agent or their respective agents may carry out additional ad hoc rebalances to the Target Index in order, for example, to correct an error in the selection of index constituents. When the Target Index of the Fund is rebalanced and the Fund in turn rebalances its portfolio to attempt to increase the correlation between the Fund's portfolio and the Target Index, any transaction costs and market exposure arising from such portfolio rebalancing will be borne directly by the Fund and its shareholders. Therefore, errors and additional ad hoc rebalances carried out by the Index Provider or index calculation agent to the Target Index may increase the costs and the tracking error risk of the Fund."

With respect to ad hoc index rebalances, please indicate whether they will be conducted at the discretion of the Index Provider/Adviser and the circumstances beyond a technical error under which such rebalances are expected to occur.

Response:
In addition to technical errors, the Target Indexes may also be rebalanced on an ad hoc basis in order to reflect corporate actions and de-listings. Such ad hoc rebalances in connection with corporate actions and de-listings are rules-based and will be described in the Target Index methodology. The disclosure has been revised accordingly. As indicated above in response to comment 3 above, the Adviser does not retain discretion with respect to the implementation of the Target Index or Target Index constituents.

27.	Comment:
Page 42 provides: "[t]he Sub-Adviser is responsible for trading portfolio securities and other investment instruments on behalf of the Funds, including selecting broker-dealers to execute purchase and sale transactions, as instructed by the Adviser…" (emphasis added). Please clarify whether the Adviser retains discretion to trade portfolio securities other than in connection with a rebalancing.

Response:
The Registrant respectfully notes that while the Adviser does not retain discretion with respect to determining the composition of the Funds' Target Indexes, the Adviser does retain full responsibility for and discretion with respect to managing the Funds. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

28.	Comment:	Please provide the dates of service for the portfolio manager's prior employment positions reflecting her experience for at least the past five years.

	Response:	The disclosure has been revised as requested.

29.	Comment:
On page 43, the prospectus states: "the Adviser and the Trust will seek an exemptive order from the SEC that will allow the Funds operate in a 'manager of managers' structure…." Please clarify the status of such exemptive relief, including any change with respect to the Adviser's intentions to seek such relief.

Response:
The Board of Trustees of the Registrant has approved each Fund's operation in a manager of manager structure, and the sole initial shareholder of each Fund will approve the Fund's operation in such structure prior to launch.  However, at this time, the Registrant has not yet submitted an application seeking such exemptive relief, but may do so in the future.  Therefore, the above-cited disclosure has been revised to state that the Adviser and the Trust may seek an exemptive order from the SEC that would allow the Funds to operate in a "manager of managers" structure.

30.	Comment:
On page 44, under the heading "Pricing Fund Shares," with respect to the description of the calculation of the intraday indicative value ("IIV"), please discuss a) what items are included in the calculation (e.g., operating fees and/or other accruals); and b) the values used for underlying holdings for purposes of the calculation (e.g., in the case of international ETFs, stale prices from closed foreign markets, updated only for currency changes). Please address the circumstances under which the IIV may not accurately reflect a Fund's net asset value or current market value, and the reasons therefore. If there are circumstances under which a Fund's IIV is expected to substantially differ from its net asset value, consider including that as a principal risk factor.

	Response:	The Registrant respectfully refers the staff to the description of the IIV on page 44 of the prospectus which provides in relevant part:

The IIV does not necessarily reflect the precise composition of the current portfolio of investments held by a Fund at a particular point in time or the best possible valuation of the current portfolio. The IIV should not be viewed as a "real-time" update of the NAV because the IIV may not be calculated in the same manner as the NAV, which is computed once a day. The IIV is generally determined by using current market trades and/or price quotations obtained from exchanges on which trades in the relevant securities held by the Fund are executed and reported.

In addition, the Registrant notes the following disclosure located on pages 3-4 of the SAI:

The IIV is calculated by (i) calculating the estimated value of the securities included in the Fund's Fund Deposit and any short positions, (ii) calculating the estimated amount of the value of cash and/or money market instruments per Creation Unit held in the

Fund's portfolio, (iii) calculating the estimated in-the-money or out-of-the-money value of the financial instruments held by the Fund, if any, and (iv) adding (i) through (iii) to arrive at a value, and (v) dividing that value by the number of Shares in a Creation Unit. The IIV does not necessarily reflect the precise composition of the current portfolio of investments held by the Fund at a particular point in time. The IIV should not be viewed as a "real-time" update of the NAV of the Fund because it may not be calculated in the same manner as the NAV.

In view of the above-referenced disclosure, the Registrant respectfully submits that the IIV calculation process, as well as the inherent limitations of the IIV as a measure of the value of a Fund's shares, is adequately described in the Registration Statement. Accordingly, no new disclosure has been added response to this comment.

31.	Comment:	In light of the fact that the Adviser serves as the Index Provider, please supplementally explain the appropriateness of including the Index Provider disclaimer in the prospectus.

Response:
The Registrant believes the inclusion of the disclaimer with respect to the Adviser's role as Index Provider is standard industry practice and is appropriate to clarify that the Adviser, in its capacity as the sponsor and creator of the Target Indexes (i.e., as the Index Provider), does not exercise control over, and disclaims liability with respect to, the calculation and administration of the Target Indexes, which is performed by a third-party calculation agent. The Registrant further believes the disclosure is appropriate in light of the fact that the Target Indexes are calculated based on third party data over which the Adviser has no input or control. The disclosure therefore correctly informs investors that such data is not independently verified or reviewed for accuracy by the Adviser in its capacity as Index Provider.

Statement of Additional Information ("SAI")

32.	Comment:	Please disclose the subadvisory fee rate in the SAI unless the Registrant is permitted to omit such information pursuant to applicable exemptive relief.

	Response:	The requested disclosure has been added.

Part C Signature Page

33.	Comment:
Please indicate the capacity in which certain persons sign the Registration Statement. In particular, identify the principal executive officer, principal financial officer and principal accounting officer.

	Response:	The Trust's Treasurer signs in his capacity as the principal financial officer. The Trust's President signs in his capacity of the principal executive officer.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.